UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

FRANKLIN ELECTRONIC PUBLISHERS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

353515-10-9

(CUSIP Number)

Carla Volpe Porter, Esq. Renaissance Technologies Corp. 800 Third Avenue New York, New York 10022	Tel. No.: 212-486-6780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

SEPTEMBER 24, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ☐ ..

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 353515-10-9
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES H. SIMONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 1,005,754
	8 8	SHARED VOTING POWER
	9 9	SOLE DISPOSITIVE POWER 1,005,754
	10 10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 13 to Schedule 13D relates to shares of common stock ("Shares") of Franklin Electronic Publishers, Inc. (the "Issuer") held by James H. Simons. Except as amended hereby, Schedule 13D as heretofore amended and previously filed on behalf of Dr. Simons is true and correct in all material respects.

Schedule 13D filed on behalf of Dr. Simons is hereby further amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

See item 4 on the cover page, incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

  and (b). In addition to the ownership of Shares previously reported, Dr. Simons has the following beneficial interests in Shares of the Issuer:
  Pursuant to a Stock Purchase Agreement between the Issuer and Dr. Simons dated as of March 31, 2001 (previously reported by the Issuer on Form 8-K and filed as an exhibit thereto), Dr. Simons subscribed for 3,500 shares of the Issuer's Series A 10% Convertible Preferred Stock ("Series A Preferred") in consideration for the payment of $3,500,000. The Series A Preferreed is convertible into Shares of the Issuer at a conversion price of $5.00 per share and pays dividends at the rate of 10% per year, payable in kind every six months commencing June 30, 2001. Accordingly, taking into account the applicable conversion rate and dividends heretofore paid, as of the date hereof Dr. Simons holds a total of 3,955 shares of Series A Preferred convertible into an aggregate of 791,000 Shares. As a holder of Series A Preferred, Dr. Simons is entitled to one vote for each share into which the Series A Preferred is convertible, which, as of the date hereof, is 791,000 Shares.

(2) In addition to the presently exercisable options to purchase Shares previously reported on Schedule 13D, the following options have been granted to Dr. Simons under the Issuer's Stock Option Plan:

A fourteenth option to purchase 21,429 Shares was granted by the Issuer on January 2, 2002, became exercisable on July 3, 2002 and expires on January 2, 2012.

A fifteenth option to purchase 16,226 Shares was granted on March 11, 2002, became exercisable on September 14, 2002 and expires on March 11, 2012.

An option to purchase 5,259 Shares granted on January 2, 1992 expired unexercised on January 2, 2002. Dr. Simons therefore may be considered the beneficial owner of 68,627 Shares issuable upon the exercise of presently exercisable options.
  On September 24, 2002, Dr. Simons entered into an agreement to purchase 200,000 Shares from another shareholder of the Issuer. Pursuant to such agreement, a private sale transaction at a price of $1.50 per Share was concluded on September 26, 2002.

Taking into account the transactions described above, as of the date hereof, Dr. Simons beneficially owns 1,074,381 Shares. Excluding options (all but 21,429 Shares of which are out-of-the-money), Dr. Simons directly beneficially owns 1,005,754 Shares representing 12.7% of the Shares issued and outstanding.

(c) See (3) under (a) and (b) above.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 2, 2002, Dr. Simons entered into an agreement with the seller of the Shares described in Item 5 (a) and (b) paragraph (3) (a cross reference to which also appears in Item 5(c)) granting a put option to such individual with respect to up to 200,000 additional Shares owned by her exercisable anytime in the 90-day period commencing on September 24, 2002 on the same terms and conditions which applied to the 200,000 Shares purchased by him on September 26, 2002. A notice of exercise of the put option in whole was delivered by the holder thereof on October 3, 2002, specifying a sale date of October 10, 2002 (the "Sale Date"). As of the date hereof, no Stock Purchase Agreement has been executed with respect to the Option Shares. It is anticipated that a Stock Purchase Agreement with respect to the Option Shares will be executed on the Sale Date.

Item 7.Material to be Filed as Exhibits

1. Stock Purchase Agreement, dated as of March 31, 2002, between the Issuer and James H. Simons (incorporated herein by reference to Exhibit 10.1 filed with the Issuer's Current Report on Form 8-K dated March 31, 2001).

2. Stock Purchase Agreement, dated as of September 24, 2002, by and between James H. Simons and Marcy Lewis.

3. Letter Agreement, dated October 2, 2002, between James H. Simons and Marcy Lewis.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2002

/s/James H. Simons